UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 Microtune, Inc.
                                 ---------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    59514P109
                                    ---------
                                 (CUSIP Number)

                                 October 4, 2002
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [X]     Rule 13d-1(c)
         [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 17 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 2 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                             a. [ ]
                                             b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                              Texas

                                5      Sole Voting Power
                                              955,000
  Number of
   Shares                       6      Shares Voting Power
 Beneficially                                 0
Owned by Each
  Reporting                     7      Shared Dispositive Power
 Person With                                   955,000

                                8      Shared Dispositive Power
                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        955,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                        1.78%

12       Type of Reporting Person (See Instructions)

                                        PN: IV

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 3 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a. [ ]
                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                              Texas

                                5      Sole Voting Power
                                              0
  Number of
   Shares                       6      Shares Voting Power
 Beneficially                                 2,881,400
Owned by Each
  Reporting                     7      Shared Dispositive Power
 Person With                                  0

                                8      Shared Dispositive Power
                                              2,881,400

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,881,400

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                        5.38%

12       Type of Reporting Person (See Instructions)

                                        PN: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 4 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        WHITE ROCK CAPITAL (TX), INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a. [ ]
                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                              Texas

                                5      Sole Voting Power
                                              0
  Number of
   Shares                       6      Shares Voting Power
 Beneficially                                 2,881,400
Owned by Each
  Reporting                     7      Shared Dispositive Power
 Person With                                  0

                                8      Shared Dispositive Power
                                              2,881,400

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        2,881,400

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                        5.38%

12       Type of Reporting Person (See Instructions)

                                        CO: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 5 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a. [ ]
                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                              United States

                                5      Sole Voting Power
                                              0
  Number of
   Shares                       6      Shares Voting Power
 Beneficially                                 3,016,579
Owned by Each
  Reporting                     7      Shared Dispositive Power
 Person With                                  0

                                8      Shared Dispositive Power
                                              3,016,579

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        3,016,579

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                        5.63%

12       Type of Reporting Person (See Instructions)

                                        IN: IA

                                  SCHEDULE 13G
CUSIP No. 59514P109                                           Page 6 of 17 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                        JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                               a. [ ]
                               b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                              United States

                                5      Sole Voting Power
                                              0
  Number of
   Shares                       6      Shares Voting Power
 Beneficially                                 3,122,957
Owned by Each
  Reporting                     7      Shared Dispositive Power
 Person With                                  0

                                8      Shared Dispositive Power
                                              3,122,957

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                        3,122,957

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                        [  ]

11       Percent of Class Represented By Amount in Row (9)

                                        5.83%

12       Type of Reporting Person (See Instructions)

                                        IN: IA

Item 1(a)      Name of Issuer:

               Microtune, Inc. (the "Issuer")

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               2201 10th Street, Plano, Texas  75074

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)    White  Rock  Capital   Partners,   L.P.,  a  Texas
                      limited partnership ("White Rock Partners"),

               (ii)   White  Rock  Capital  Management,   L.P.,  a  Texas
                      limited partnership ("White Rock Management"),

               (iii) White Rock Capital (TX), Inc., a Texas corporation ("White Rock, Inc."),

               (iv)   Thomas U. Barton and

               (v)    Joseph U. Barton.

               This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the account of White Rock Partners, and certain partnerships and family trusts for which either Thomas U. Barton or Joseph U. Barton serve as the general partner and trustee, respectively. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph
U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.


Item 2(c)      Citizenship:

               (i)    White Rock Partners is a Texas limited partnership;

               (ii)   White Rock Management is a Texas limited partnership;

               (iii)  White Rock, Inc. is a Texas corporation;

               (iv)   Thomas U. Barton is a United States citizen and

               (v)    Joseph U. Barton is a United States citizen.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.001 par value per share (the "Shares").

Item 2(e)      CUSIP Number:

               59514P109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               As of October 14, 2002, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) White Rock Partners may be deemed to be the beneficial owner of the 955,000 Shares held for its account.

               (ii) Each of White Rock Management and White Rock, Inc. may be deemed the beneficial owner of 2,881,400 Shares. This number consists of (1) 1,926,400 Shares held for the accounts of the White Rock Clients and (2) 955,000 Shares held for the account of White Rock Partners.

               (iii) Thomas U. Barton may be deemed the beneficial owner of 3,016,579 Shares. This number consists of (1) 1,926,400 Shares held for the accounts of the White Rock Clients, (2) 955,000 Shares held for the account of White Rock Partners, (3) 55,000 Shares held for the account of a partnership for which Thomas U. Barton serves as the general partner and (4) 80,179 Shares held for the account of a family trust for which Thomas U. Barton serves as the trustee.

               (iv) Joseph U. Barton may be deemed the beneficial owner of 3,122,957 Shares. This number consists of (1) 1,926,400 Shares held for the accounts of the White Rock Clients, (2) 955,000 Shares held for the account of White Rock Partners, (3) 158,457 Shares held for the account of a partnership for which Joseph U. Barton serves as the general partner and (4) 83,100 Shares held for the account of certain family trusts for which Joseph U. Barton serves as the trustee.

Item 4(b)      Percent of Class:

               (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 1.78% of the total number of Shares outstanding.

               (ii) The number of Shares of which each of White Rock Management and White Rock, Inc. may be deemed to be the beneficial owner constitutes approximately 5.38% of the total number of Shares outstanding.

               (iii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 5.63% of the total number of Shares outstanding.

               (iv) The number of Shares of which each of Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 5.83% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which the person has:

White Rock Partners
-------------------

(i)   Sole power to vote or to direct the vote:                   955,000

(ii)  Shared power to vote or to direct the vote:                       0

(iii) Sole power to dispose or to direct the disposition of:      955,000

(iv)  Shared power to dispose or to direct the disposition of:          0

White Rock Management
---------------------

(i)   Sole power to vote or to direct the vote:                         0

(ii)  Shared power to vote or to direct the vote:               2,881,400

(iii) Sole power to dispose or to direct the disposition of:            0

(iv)  Shared power to dispose or to direct the disposition of:  2,881,400

White Rock, Inc.
----------------

(i)   Sole power to vote or to direct the vote:                         0

(ii)  Shared power to vote or to direct the vote:               2,881,400

(iii) Sole power to dispose or to direct the disposition of:            0

(iv)  Shared power to dispose or to direct the disposition of:  2,881,400

Thomas U. Barton
----------------

(i)   Sole power to vote or to direct the vote:                   135,179

(ii)  Shared power to vote or to direct the vote:               2,881,400

(iii) Sole power to dispose or to direct the disposition of:      135,179

(iv)  Shared power to dispose or to direct the disposition of:  2,881,400

Joseph U. Barton
----------------

(i)   Sole power to vote or to direct the vote:                   241,557

(ii)  Shared power to vote or to direct the vote:               2,881,400

(iii) Sole power to dispose or to direct the disposition of:      241,557

(iv)  Shared power to dispose or to direct the disposition of:  2,881,400

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

               (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

               (iii) The partners of the partnership for which Thomas U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership. The family trust for which Thomas U. Barton serves as trustee has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such trust.

               (iv) The partners of the partnership for which Joseph U. Barton serves as general partner have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for such partnership in accordance with their partnership interests in the partnership. The family trusts for which Joseph U. Barton serves as trustee have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of such family trusts.

               White Rock Partners expressly disclaims beneficial ownership of any Shares held for the account of the White Rock Clients, and the accounts of the partnerships and family trusts for which either Thomas U. Barton or Joseph
U. Barton serve as general partner and trustee, respectively. The White Rock Clients expressly disclaim beneficial ownership of any Shares held for the account of White Rock Partners, and the accounts of the partnerships and family trusts for which either Thomas U. Barton or Joseph U. Barton serve as general partner and trustee, respectively. Each of White Rock Management and White Rock, Inc. expressly disclaims beneficial ownership of any Shares held for and the accounts of the partnerships and family trusts for which either Thomas U. Barton or Joseph U. Barton serve as general partner and trustee, respectively. Thomas
U. Barton expressly disclaims beneficial ownership of any Shares held for the accounts of the partnership and family trusts for which Joseph U. Barton serves as general partner and trustee, respectively. Joseph U. Barton expressly disclaims beneficial ownership of any Shares held for the accounts of the partnership and family trust for which Thomas U. Barton serves as general partner and trustee, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                                   Page 11 of 17
Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 15, 2002        WHITE ROCK CAPITAL PARTNERS, L.P.

                               By:      White Rock Capital Management, L.P.
                                        Its General Partner

                               By:      White Rock Capital (TX), Inc.
                                        Its General Partner


                                        By: /s/ Paula Storey
                                            -----------------------------------
                                            Paula Storey
                                            Attorney-in-Fact

Date:  October 15, 2002        WHITE ROCK CAPITAL MANAGEMENT, L.P.

                               By:      White Rock Capital (TX), Inc.
                                        Its General Partner


                                        By: /s/ Paula Storey
                                            -----------------------------------
                                            Paula Storey
                                            Attorney-in-Fact

Date:  October 15, 2002        WHITE ROCK CAPITAL (TX), INC.


                               By: /s/ Paula Storey
                                   --------------------------------------------
                                   Paula Storey
                                   Attorney-in-Fact

Date:  October 15, 2002        THOMAS U. BARTON


                               By: /s/ Paula Storey
                                   --------------------------------------------
                                   Paula Storey
                                   Attorney-in-Fact

Date:  October 15, 2002        JOSEPH U. BARTON


                               By: /s/ Paula Storey
                                   --------------------------------------------
                                   Paula Storey
                                   Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing Agreement, dated as of October 15, 2002, by and among White Rock Capital Partners,  L.P., White Rock Capital
     Management,  L.P., White Rock Capital (TX), Inc.,  Thomas U.
     Barton and Joseph U. Barton..................................            14

B.   Power of Attorney, dated January 31, 2000, granted by
     Mr. Thomas U. Barton in favor of Paula Storey................            15

C.   Power of Attorney, dated January 31, 2000, granted by
     Mr. Joseph U. Barton in favor of Paula Storey................            16

D.   Power of Attorney, dated January 31, 2000, granted by White
     Rock Capital (TX), Inc., in favor of Paula Storey............            17

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Microtune, Inc., dated as of October 15, 2002, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  October 15, 2002     WHITE ROCK CAPITAL PARTNERS, L.P.

                            By:  White Rock Capital Management, L.P.
                                 Its General Partner

                            By:  White Rock Capital (TX), Inc.
                                 Its General Partner


                                 By: /s/ Paul Storey
                                     -----------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

Date:  October 15, 2002     WHITE ROCK CAPITAL MANAGEMENT, L.P.

                            By:      White Rock Capital (TX), Inc.
                                     Its General Partner


                                 By: /s/ Paula Storey
                                     -----------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

Date:  October 15, 2002     WHITE ROCK CAPITAL (TX), INC.


                            By:      /s/ Paula Storey
                                     -----------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

Date:  October 15, 2002     THOMAS U. BARTON


                            By:
                                     /s/ Paula Storey
                                     -----------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

Date:  October 15, 2002     JOSEPH U. BARTON


                            By:      /s/ Paula Storey
                                     -----------------------------------
                                     Paula Storey
                                     Attorney-in-Fact

                                    EXHIBIT B

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, THOMAS U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.



                                            /s/ Thomas U. Barton
                                            ------------------------------------
                                            THOMAS U. BARTON

                                    EXHIBIT C

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, JOSEPH U. BARTON, hereby make, constitute and appoint PAULA STOREY, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity, or (b) in my capacity as Secretary or Treasurer of, or in other capacities with White Rock Capital (TX), Inc., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or
Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and
(2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 31st day of January 2000.



                                            /s/ Joseph U. Barton
                                            ------------------------------------
                                            JOSEPH U. BARTON

                                    EXHIBIT D

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that the undersigned White Rock Capital Inc., a corporation organized and existing under the laws of the state of Texas (the "Company"), hereby designates, constitutes and appoints PAULA STOREY, acting individually, as its true and lawful agent and attorney-in-fact, to execute and deliver, in the name and on behalf of the undersigned, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

IN WITNESS WHEREOF, this instrument is executed as of the 31st day of January 2000.





                                            WHITE ROCK CAPITAL (TX), INC.


                                            /s/ Thomas U. Barton
                                            ------------------------------------
                                            Thomas U. Barton